

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2021

Asar Mashkoor
Chief Executive Officer
Frontier Investment Corp
3411 Silverside Road
Tatnall Building #104
Wilmington, DE 19810

     Re: Frontier Investment Corp
         Draft Registration Statement on Form S-1
         Submitted April 21, 2021
         CIK 0001855693

Dear Mr. Mashkoor:

    We have reviewed your draft registration statement and have the following comments.

    Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Our Track Record of Successful Investments, page 5

1.   Please balance this disclosure with a summary of the content of the first Risk Factor on page 58. In regard to that Risk Factor, remove the inference in the first sentence that you are not responsible for the information provided about past performance, including information presented in this section.

If the public warrants and private placement warrants are not classified as equity, page 47

2.   Please revise this risk factor to be consistent with your current accounting classification of the warrants as a liability.

Exhibits, page 169

3.   Please file a consent for each director nominee.

Signatures, page 170

4.   Please have your registration statement signed by the controller or principal accounting officer as required by Form S-1, Instruction 1 to Signatures. Likewise, include the signature of the company's authorized representative in the United States.

You may contact Michael Henderson at 202-551-3364 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or Justin Dobbie at 202-551-3469 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance